SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       FORM 6-K Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                        For the Month of February, 2003
                         Commission File Number 0-30860

                               Axcan Pharma Inc.
                               -----------------
                           (Exact Name of Registrant)

        597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
       -----------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F                 Form 40-F
                                                         X
                         ---------                 ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                      X
                            ---                       ---

This Form 6-K consists of: A press release issued by Axcan Pharma Inc. on February 24, 2003, entitled "Axcan Announces US$100 Million Convertible Notes Offering."

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AXCAN PHARMA INC.

Date:  February 25, 2003          By:  /s/  Jean  Vezina
                                       ------------------
                                       Name:   Jean  Vezina
                                       Title:  Vice-President, Finance and
                                               Chief Financial Officer

                                                    AXCAN PHARMA, INC.
[AXCAN LOGO]
                                                    597, boul. Laurier
                                                    Mont-Saint-Hilaire (Quebec)
                                                    Canada J3H 6C4

                                                    Tel: (450) 467-5138
                                                    1 (800) 565-3255
                                                    Fax: (450) 464-9979

                                                    www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP
NASDAQ SYMBOL (NASDAQ  National  Market):                                   AXCA

DATE:                                                        February  24,  2003
Press  release  for immediate distribution

           AXCAN ANNOUNCES US$100 MILLION CONVERTIBLE NOTES OFFERING

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today that it intends to raise approximately US$100 million through an offering of convertible notes due 2008. The notes will be unsecured, subordinated obligations of Axcan and will be convertible into common shares of Axcan upon certain circumstances, including the market price of the common shares reaching a specified threshold.

Proceeds from the offering will be used for general corporate purposes and future product and company acquisitions.

This press release is published as a matter of record and does not constitute an offer to sell or a solicitation of an offer to buy the notes in any jurisdiction. The notes and the underlying common shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act. The issuance of the notes and the underlying common shares have not been and will not be qualified by prospectus and may not be offered or sold in Canada absent a prospectus or an applicable exemption from the prospectus requirements.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. The Company markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

Safe Harbor"  statement under the Private  Securities  Litigation  Reform Act of
--------------------------------------------------------------------------------
1995.
-----

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. Risks related to this offering include the market price volatility of our common shares, the broad discretion of our management in applying the use of proceeds, our potential inability to redeem the notes, the absence of a public market for the notes and the difficulty, for a U.S. investor, of enforcing judgments obtained in the United States in Canada, our principal jurisdiction.

INFORMATION:     David W. Mims
                 Executive  Vice  President and Chief  Operating  Officer
                 Tel:  (205) 991-8085

or               Isabelle  Adjahi
                 Director,  Investor  Relations
                 Axcan Pharma Inc.
                 Tel:  (450) 467-2600 ext. 2000